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                                                                  Exhibit (a)(3)

                   [Letterhead of Rhone-Poulenc Rorer Inc.]



                                                                 August 22, 1997
Dear Shareholder:

  On behalf of the Board of Directors of Rhone-Poulenc Rorer Inc. (the "Company" or "RPR"), I am pleased to inform you that RPR entered into an Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), with Rhone-Poulenc S.A. ("Purchaser") and RP Vehicle, Inc. (the "Merger Subsidiary"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding common shares, without par value, of RPR (the "Shares") at $97 per Share, net to the seller in cash.

  Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share (other than those held by Purchaser or any direct or indirect subsidiary of Purchaser) shall, subject to dissenters rights if any, be converted into the right to receive $97 in cash.

  The Board of Directors of the Company, by unanimous vote of all directors present and voting based upon, among other things, the unanimous recommendation and approval of a special committee of the Board consisting of the directors of the Company who are unaffiliated with Purchaser or the Company's management (the "Special Committee"), has determined that the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger are fair to, and in the best interests of, the Company. The Board has also unanimously approved the Offer, the Merger and the Merger Agreement and recommends that shareholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

  In arriving at their decisions, the Special Committee and the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee considered the opinion of Goldman, Sachs & Co., financial advisor to the Special Committee, that the $97 per Share in cash to be received by the shareholders of the Company, other than Purchaser and its subsidiaries, pursuant to the Offer and the Merger is fair to such holders. The enclosed Schedule 14D-9 describes the Special Committee's and the Board's decisions and contains other important information relating to such decisions.

  Also accompanying this letter is the Purchaser's Offer to Purchase, dated August 22, 1997, which includes the written opinion of Goldman Sachs, dated August 19, 1997, together with a letter of transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

  On behalf of the Board of Directors, management and employees of RPR, I thank you for the support you have given RPR.

                                 Very truly yours,


                                 Michel de Rosen
                                 Chairman and Chief Executive Officer